Exhibit 99.1

KNOT OFFSHORE PARTNERS LP PREDECESSOR

Combined Carve-Out Balance Sheets

As of December 31, 2011 and 2012

(In US $ thousands)

	2011	2012
		(Restated)
Assets
Current assets:
Cash and cash equivalents (notes 2(f) and 9)	$3,189	$1,287
Restricted cash (notes 2(g) and 9)	852	830
Trade accounts receivable, less allowance for doubtful accounts of $0 in 2012 and $0 in 2011 (notes 2(h) and 10(a))	93	99
Receivables from owners and affiliates (note 16(d))	—	—
Inventories (note 2(i))	469	541
Deferred tax asset (notes 2(q) and 15)	732	290
Other current assets (notes 2(j) and 10(b))	1,852	3,459

Total current assets	7,187	6,506

Long-term assets:
Vessels and equipment (notes 2(k), 2(l), 2(m), 11 and 16(a)):
Vessels	548,989	548,141
Less accumulated depreciation and amortization	(31,092)	(51,373)

Net property, plant, and equipment	517,897	496,768

Goodwill (notes 2(n) and 12)	5,750	5,750
Deferred debt issuance cost (note 2(o))	3,769	2,787

Total assets	$534,603	$511,811

Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$704	$370
Accrued expenses (note 13)	2,146	1,803
Current installments of long-term debt (notes 8 and 14)	28,084	28,833
Derivative liabilities (notes 2(p), 8 and 9)	5,457	5,258
Income taxes payable (notes 2(q) and 15)	—	—
Contract liabilities (notes 2(n) and 12(b))	1,518	1,518
Prepaid charter and deferred revenue (note 2(r))	6,054	4,369
Payables to owners and affiliates (note 16(d))	34,017	12,423

Total current liabilities	77,980	54,574

Long-term liabilities:
Long-term debt, excluding current installments (notes 9 and 14)	347,849	319,017
Derivative liabilities (notes 2(p), 8 and 9)	21,874	22,622
Contract liabilities (notes 2(n) and 12(b))	15,829	14,311
Deferred tax liabilities (notes 2(q) and 15)	2,279	3,097
Other long-term liabilities	1,422	996

Total liabilities	467,233	414,617

Commitments and contingencies (notes 2(s) and 17)
Owner’s equity:
Owner’s equity	67,370	97,194

Total equity	67,370	97,194

Total liabilities and equity	$534,603	$511,811

The accompanying notes are an integral part of the combined carve-out financial statements.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

Combined Carve-Out Statements of Operations

For the Years ended December 31, 2011 and 2012

(In US $ thousands)

	2011	2012
		(Restated)
Time charter and bareboat revenues	$41,809	$62,078
Voyage revenues	2,100	—
Loss of hire insurance recoveries		3,575

Total revenues (notes 2(d), 3, 4, 6 and 16)	43,909	65,653

Operating expenses: (note 16)
Voyage expenses (note 2(d))	2,653	—
Vessel operating expenses (note 2(d))	10,795	13,000
Depreciation and amortization (note 11)	16,229	21,181
General and administrative expenses	927	4,834

Total operating expenses	30,604	39,015

Operating income	13,305	26,638

Finance income (expense): (notes 2(e) and 16)
Interest income	34	19
Interest expense (note 7 (a))	(9,650)	(13,471)
Other finance expense (note 7 (b))	(2,741)	(3,378)
Realized and unrealized loss on derivative instruments (note 8)	(15,489)	(6,031)
Net gain (loss) on foreign currency transactions	(3,037)	(1,771)

Total finance income (expense)	(30,883)	(24,632)

Income (loss) before income taxes	(17,578)	2,006

Income tax benefit (expense) (notes 2(q) and 15)	1,240	(1,261)

Net income (loss)	$(16,338)	$745

KNOT OFFSHORE PARTNERS LP PREDECESSOR

Combined Carve-Out Statements of Comprehensive Income (Loss)

For the Years ended December 31, 2011 and 2012

(In US $ thousands)

	2011	2012
		(Restated)
Net income (loss)	$(16,338)	$745
Other comprehensive income, net of tax	—	—

Comprehensive income (loss)	$(16,338)	$745

The accompanying notes are an integral part of the combined carve-out financial statements.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

Combined Carve-Out Statements of Owner’s Equity

For the Years ended December 31, 2011 and 2012

(In US $ thousands)

Owner’s Invested Equity (Restated)
Balance at January 1, 2011	$45,669
Net loss	(16,338)
Other comprehensive income	—
Contribution from / distribution to owner, net (note 2(a))	38,040

Balance at December 31, 2011	67,370

Net income	745
Other comprehensive income	—
Contribution from / distribution to owner, net (notes 2(a) and 16(d))	29,079

Balance at December 31, 2012	$97,194

The accompanying notes are an integral part of the combined carve-out financial statements.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

Combined Carve-Out Statements of Cash Flows

For the Years ended December 31, 2011 and 2012

(In US $ thousands)

	2011	2012
		(Restated)
Cash flows provided by operating activities:
Net income (loss)	$(16,338)	$745
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	16,229	21,181
Amortization of contract intangibles / liabilities	(868)	(1,518)
Amortization of deferred debt issuance cost	658	982
Deferred income tax (benefit) expense	(1,240)	1,261
Unrealized loss on derivative instruments	8,923	549
Unrealized loss on foreign currency transactions	3,056	579
Other items	2,677	(426)
Changes in operating assets and liabilities
Decrease (increase) in trade accounts receivable	(93)	(6)
Decrease (increase) in receivables from owner and affiliates	386	—
Decrease (increase) in inventories	218	(71)
Decrease (increase) in other current assets	(211)	(1,609)
Increase (decrease) in trade accounts payable	(7,874)	(334)
Increase (decrease) in accrued expenses	324	(342)
Increase (decrease) prepaid revenue	5,626	(1,684)

Net cash provided by operating activities (note 18)	11,473	19,307

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(137,276)	(52)
Settlement of foreign exchange forward contracts	(828)	—

Net cash used in investing activities	(138,104)	(52)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	176,299	—
Repayment of long-term debt	(17,166)	(28,083)
Repayment of short-term debt	(20,000)	—
Payments of debt issuance cost	(2,536)	—
Changes in payables to owners and affiliates (notes 16(d) and 18)	(47,846)	3,491
Contributions from / distribution to owner, net (notes 16(d) and 18)	38,040	3,414
Change in restricted cash	(346)	22

Net cash provided by (used in) financing activities	126,445	(21,156)

Effect of exchange rate changes on cash	—	(1)

Net increase (decrease) in cash and cash equivalents	(186)	(1,902)
Cash and cash equivalents at beginning of year	3,375	3,189

Cash and cash equivalents at end of year	$3,189	$1,287

The accompanying notes are an integral part of the combined carve-out financial statements.

KNOT OFFSHORE PARTNERS LP PREDECESSOR

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

(In US $ thousands, unless otherwise indicated)

(1)	Description of Business

KNOT Offshore Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Republic of The Marshall Islands and will be a majority-owned subsidiary of Knutsen NYK Offshore Tankers AS (“KNOT”) for the purpose of acquiring 100% ownership interests in four shuttle tankers in connection with the Partnership’s proposed initial public offering of its common units (the “IPO”). In connection with the IPO, the Partnership will acquire 100% ownership interest in KNOT Shuttle Tankers AS, a wholly owned subsidiary of KNOT, which as of February 27, 2013 directly or indirectly owned (1) 100% ownership of Knutsen Shuttle Tankers XII KS, the owner of the M/T Recife Knutsen (“Recife Knutsen”) and the M/T Fortaleza Knutsen (“Fortaleza Knutsen”), (2) 100% ownership of Knutsen Shuttle Tankers XII AS, the general partner of Knutsen Shuttle Tankers XII KS and (3) the M/T Windsor Knutsen (“Windsor Knutsen”) and the M/T Bodil Knutsen (“Bodil Knutsen”) and all of their related charter contracts, inventory and long-term debt. In establishing the new KNOT Shuttle Tankers AS structure, KNOT formed three new Norwegian subsidiaries, which acquired 90% of Knutsen Shuttle Tankers XII KS, 100% ownership of the Bodil Knutsen and 100% ownership of the Windsor Knutsen, respectively. Each of the Windsor Knutsen, the Bodil Knutsen, the Recife Knutsen and the Fortaleza Knutsen are referred to as a “Vessel” and, collectively, as the “Vessels.” The Partnership, its subsidiaries and other related assets, liabilities, revenues, expenses and cash flows are, collectively, referred to as the “Predecessor,” and are presented in the combined carve-out financial statements.

KNOT controls a fleet of 22 shuttle tankers (including the Vessels), four newbuilds on order and one product/chemical tankers (the “KNOT Group”) as of December 31, 2012. KNOT is owned 50% by NYK Logistics Holding (Europe) B.V. (“NYK”) and 50% by TS Shipping Invest AS (“TSSI”). NYK acquired 50% shares of KNOT from TS Shipping Invest AS in December 2010.

The Vessels operate under fixed long-term charter contracts to charterers. As of December 31, 2012, the time charters for the Windsor Knutsen and the Bodil Knutsen expire in 2013 and 2016, respectively, and contain customer options for extension through 2016 and 2019, respectively. The Recife Knutsen and the Fortaleza Knutsen are under bareboat charter contracts that expire in 2023.

Knutsen OAS Shipping AS, a subsidiary of TSSI, was responsible for the commercial and technical operation of the Vessels and has provided the building supervision for vessels under construction until June 30, 2012. KNOT Management AS, a subsidiary of KNOT, has provided finance and general administration services to the Predecessor and, effective July 1, 2012, was responsible for the commercial and technical operation of the Vessels. See Note 16 – Related Party Transactions.

The following table lists the entities that compose KNOT Shuttle Tankers AS and include the activities that are included in the combined carve-out financial statements of the Predecessor.

Name	Jurisdiction of Formation	Purpose
KNOT Shuttle Tankers AS(1)	Norway	Holding Company
KNOT Shuttle Tankers 12 AS(2)	Norway	Majority owner of Knutsen Shuttle Tankers XII KS
KNOT Shuttle Tankers 17 AS(3)	Norway	Owner of Bodil Knutsen
KNOT Shuttle Tankers 18 AS(3)	Norway	Owner of Windsor Knutsen
Knutsen Shuttle Tanker XII KS(4)	Norway	Owner of Fortaleza Knutsen and Recife Knutsen
Knutsen Shuttle Tanker XII AS(4)	Norway	General Partner of Knutsen Shuttle Tanker XII KS

(1)	KNOT Shuttle Tankers AS was established and 100% owned by KNOT as of December 19, 2012. As of February 27, 2013, the 100% ownership in KNOT Shuttle Tankers 12 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, and Knutsen Shuttle Tankers XII AS were transferred to KNOT Shuttle Tankers AS in a reorganization under common control. The Partnership was be established and will be majority owned by KNOT prior to the closing of the IPO. KNOT Shuttle Tankers AS and its subsidiaries, which will be 100% owned by the Partnership, will be transferred to the Partnership in connection with the IPO.
(2)	KNOT Shuttle Tankers 12 AS was acquired and 100% owned by KNOT as of January 30, 2013. As of February 27, 2013, the 90% ownership of Knutsen Shuttle Tankers XII KS was transferred to KNOT Shuttle Tankers 12 AS in a reorganization under common control. The remaining 10% ownership of Knutsen Shuttle Tankers XII KS is held by its general partner, Knutsen Shuttle Tankers XII AS.
(3)

These companies were established and owned 100% by KNOT as of December 19, 2012. As of February 27, 2013, the respective Vessel and its related charter contracts, inventory and long-term debt were transferred to each of these entities in a reorganization under common control. All of the Vessels and related assets, liabilities, revenues, expenses and cash flows related to these entities are included in the combined carve-out financial statements.
(4)	These companies have been owned 100% by KNOT since August 2008 and are included in the combined carve-out financial statements.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Preparation

The combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany balances and transactions are eliminated.

The combined carve-out financial statements include the financial statements of the Knutsen Shuttle Tankers XII KS (the owner of the Recife Knutsen and the Fortaleza Knutsen), Knutsen Shuttle Tankers XII AS, the Bodil Knutsen and its related assets, liabilities, revenues, expenses and cash flows and the Windsor Knutsen and its related assets, liabilities, revenues, expenses and cash flows. As of February 27, 2013, KNOT Shuttle Tankers AS acquired the 100% ownership in KNOT Shuttle Tankers 12 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS, and Knutsen Shuttle Tankers XII AS in a reorganization under common control. As of February 27, 2013, KNOT Shuttle Tankers 12 AS and Knutsen Shuttle Tankers XII AS owned a 90% and 10% ownership interest, respectively, in Knutsen Shuttle Tankers XII KS; and KNOT Shuttle Tankers 17 AS owned a 100% interest in Bodil Knutsen and KNOT Shuttle Tankers 18 AS owned a 100% interest in Windsor Knutsen. As a reorganization of entities under common control, the transfer of the subsidiaries and other net assets has been recorded at KNOT’s historical book value.

The Bodil Knutsen and the Windsor Knutsen were not operated as discrete units or included in single purpose legal entities. Accordingly, these Vessels have been “carved-out” of KNOT’s assets, liabilities, revenues, expenses and cash flows as they relate to the Predecessor’s business through the use of the information system of KNOT. Specific information is recorded and coded by vessel for each accounting transaction for certain line items in the combined carve-out financial statements. Therefore, amounts for such Vessels were specifically identified for revenues, vessel expenses, vessel operating expenses, depreciation and amortization, interest expense and related debt issuance cost for long-term debt and realized and unrealized losses on derivative instruments; and related balances for such Vessels were specifically identified for trade accounts receivable, inventories, prepaid expenses, vessels and equipment, intangible assets, trade accounts payable, certain accrued expenses, prepaid charter revenues, long-term debt, derivative liabilities and contract liabilities.

Vessels operating expenses includes ship management fees for the provision of technical and commercial management of Vessels and are based on intercompany charges invoiced by KNOT. All long-term debt is specifically related to financing of the individual Vessels. Derivatives are composed of interest rate swap derivatives and foreign exchange forward contracts. The interest rate swaps were entered into in conjunction with the individual Vessel financing to secure fixed interest rates. The interest rate swaps are included in the combined carve-out financial statements to reflect all of the historical cost of doing business even though they will not be transferred to the Partnership. The foreign exchange forward contracts were entered into in conjunction with the construction of certain of the individual Vessels to secure the amounts payable in foreign currencies. Since these Vessels were delivered in 2011, there were no outstanding foreign exchange forward contracts as of December 31, 2011 and 2012.

The following items, which are not directly attributable to the Vessels, have been allocated to the combined carve-out financial statements as set forth below:

•	General and administrative expenses of KNOT were invoiced to its subsidiaries based upon certain transfer pricing principles by type of cost. See to Note 16 – Related Party Transactions. The invoiced amounts that cannot be attributed to the Bodil Knutsen and the Windsor Knutsen have been allocated pro rata based on the number of vessels in KNOT’s fleet.

•	Cash and cash equivalents for general purposes at the legal entity level have not been allocated. The cash and cash equivalents and restricted cash balances are only included in the combined carve-out balance sheets to the extent they are specifically related to the Bodil Knutsen’s and the Windsor Knutsen’s petty cash or provisions of the loan agreements. Interest income cannot be attributed to the specific Vessels and has only been included in the combined carve-out financial statements to the extent it relates to an interesting bearing cash account included in the combined carve-out balance sheets.

•	Payables to owners and affiliates (“owner balances”) are not tracked on an individual Vessel basis for the Bodil Knutsen and the Windsor Knutsen but at the legal entity level. General allocations of owner balances based on the number of vessels within a legal entity would be inherently arbitrary. Therefore, the Predecessor has identified specific payments made by owners to shipyards on Vessels under construction or conversion on behalf of the legal entity owning the Vessel and reflected these balances as payable to owners and affiliates, adjusted for subsequent external bank refinancing or settlements of payables at the legal entity level, in the combined carve-out balance sheet. Interest expense has been allocated on the basis of these owner balances and the historical intercompany interest rates charged by the owners to its subsidiaries on owner balances.

•	Net gain (loss) of foreign currency transactions cannot be attributed directly to the Bodil Knutsen and the Windsor Knutsen and has been allocated based upon specifically identified or allocated balances included on the combined carve-out balance sheets.

•	Goodwill arose in 2008 when TSSI acquired the remaining 50% interest in the majority of KNOT’s vessels, including the Windsor Knutsen and the three other Vessels of the Predecessor under construction, in a transaction that was accounted for as a step acquisition. This transaction resulted in goodwill for KNOT. KNOT’s goodwill was allocated to the Predecessor based upon the Predecessor’s percentage of fair value of the Vessel, the Vessels under construction and the favorable or unfavorable charter contract rights acquired at the acquisition date to the total fair value acquired by KNOT for all vessels, vessels under construction and favorable or unfavorable charter contract rights. See Note 2(n) – Summary of Significant Accounting Policies: Goodwill and Intangibles and Note 12 – Goodwill, Intangible Assets and Contract Liabilities.

The Predecessor activities included in the combined carve-out financial statements contain Norwegian entities or activities that were organized as non-taxable partnerships or were without tax status. To reflect the historical cost of doing business, the income tax expense and related deferred tax assets and liabilities arising for the Predecessor activities included in the historical parent entities have been included in the combined carve-out financial statements calculated on a separate return basis.

The Vessels of the Predecessor were not historically owned by a separate legal entity or operated as a discrete group. Therefore, no separate share capital exists in owner’s equity. Further, certain Vessels had cash accounts shared with other vessels of the KNOT Group that were not allocated to the Predecessor. As a result, certain cash flows from financing activities are reflected as contribution from / distributions to the owner, net, in the combined carve-out statement of owner’s equity.

Management believes that the allocations included in the combined carve-out financial statements are reasonable to present the financial position, results of operations and cash flows of the Predecessor on a stand-alone basis. However, the financial position, results of operations and cash flows of the Predecessor may differ from those that would have been achieved had the Predecessor operated autonomously for all years presented as the Predecessor would have had additional general and administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a stand-alone entity. Management has estimated these additional general and administrative expenses to be $2.5 million for each of the years ended December 31, 2011 and 2012. Accordingly, the combined consolidated carve-out financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.

(b)	Reporting Currency

The combined carve-out financial statements are prepared in the reporting currency of U.S. Dollars. The functional currency of the vessel-owning Predecessor subsidiaries is the U.S. Dollar, because the subsidiaries operate in the international shipping market all revenues are U.S. Dollars denominated and the majority of the expenditures are made in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. As of the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying combined carve-out statements of operations.

(c)	Use of Estimates

The preparation of combined carve-out financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives and impairment of Vessels, drydocking, the valuation of derivatives and income taxes.

(d)	Revenues and Operating Expenses

The Predecessor recognizes revenues from time charters and bareboat charters as operating leases on a straight line basis over the term of the charter, net of any commissions. Under time charters, revenue is not recognized during days the Vessel is off-hire. Revenue is recognized from delivery of the Vessel to the charterer, until the end of the lease term. Under time charters, the Predecessor is responsible for providing the crewing and other services related to the Vessel’s operations, the cost of which is included in the daily hire rate, except when off-hire. Fees received from customers for customized equipment are deferred and recognized over the contract period. Under bareboat charters, the Predecessor provides a specified Vessel for a fixed period of time at a specified day rate. The Predecessor recognizes revenues from spot contracts as voyage revenues using the percentage of completion method on a discharge-to-discharge basis.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Voyage expenses are paid by the customer under time charter and bareboat charters. Voyage expenses are paid by the Predecessor for spot contracts and during periods of off-hire and are recognized when incurred.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are paid by the Predecessor for time charters, spot contracts and during off-hire and are recognized when incurred.

As further discussed in Note 16 – Related Party Transactions, related parties have provided the management services for the Vessels and employ the crews that work on the Vessels. The Predecessor has no direct employees and, accordingly, is not liable for any pension or post retirement benefits.

(e)	Financial Income (Expense)

Interest expenses incurred on the Predecessor’s debt incurred during the construction of Vessels exceeding one year are capitalized during the construction period.

(f)	Cash and Cash Equivalents

The Predecessor considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(g)	Restricted Cash

Restricted cash consists of bank deposits, which may only be used to settle principal payments under one of the Predecessor’s Vessels financing arrangements.

(h)	Trade Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Under terms of the current time charters and bareboat charters, the customers are committed to pay for the full month’s charter the first day of each month, see Note 2(r) – Summary of Significant Accounting Policies: Prepaid Charter and Deferred Revenue. The allowance for doubtful accounts is the Predecessor’s best estimate of the amount of probable credit losses in existing accounts receivable. The Predecessor establishes provisions for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these provisions, the Predecessor considers the financial condition of the customer as well as specific circumstances related to the receivable. Receivable amounts determined to be unrecoverable are written off. There were no provisions as allowance for doubtful accounts or amounts written off against the allowance for doubtful accounts as of December 31, 2011 and 2012. The Predecessor does not have any off-balance-sheet credit exposure related to its customers.

(i)	Inventories

Inventories, which are comprised principally of lubricating oils, are stated at the lower of cost or market. For vessels on time charters or bareboat charters, there are no bunkers, as the charterer supplies the bunkers, which principally consist of fuel oil. Cost is determined using the first-in, first-out method (“FIFO”) for all inventories.

(j)	Other Current Assets

Other current assets principally consist of prepaid expenses, the current portion of deferred cost and other receivables.

(k)	Vessels and Equipment

Vessels and equipment are stated at the historical acquisition or construction cost, including capitalized interest, supervision, technical and delivery cost, net of accumulated depreciation and impairment loss, if any. Expenditures for subsequent conversions and major improvements are capitalized provided that such costs increase the earnings capacity or improve the efficiency or safety of the vessels.

Generally, the Predecessor drydocks each vessel every 60 months until the vessel is 15 years old and every 30 months, thereafter as required for the renewal of certifications issued by classification societies. For vessels operating on time charters, the Predecessor capitalizes the costs directly associated with the classification and regulatory requirements for inspection of the vessels, major repairs and improvements incurred during drydocking. Drydock cost is amortized on a straight-line basis over the period until the next planned drydocking takes place. The Predecessor expenses costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. For vessels that are newly built or acquired, an element of the cost of the vessel is initially allocated to a drydock component and amortized on a straight-line basis over the period until the next planned drydocking. When significant drydocking expenditures occur prior to the expiration of this period, the Predecessor expenses the remaining unamortized balance of the original drydocking cost in the month of the subsequent drydocking. For vessels operating on bareboat charters, the charter party bears the cost of any drydocking.

Depreciation on vessels and equipment is calculated on a straight line basis over the assets estimated useful life, less an estimated residual value, as follows:

Useful life
Hull	25 years
Anchor-handling, loading and unloading equipment	25 years
Main/auxiliary engine	25 years
Thruster, dynamic positioning systems, cranes and other equipment	25 years
Drydock costs	2.5 - 5 years

Vessels are depreciated to their estimated residual value, which is calculated based on the weight of the ship and estimated steel price. Any cost related to the disposal is deducted from the residual value.

(l)	Capitalized Interest

Interest expenses incurred on the Predecessor’s debt incurred during the construction of the Vessels exceeding one year is capitalized during the construction period.

(m)	Impairment of Long-Lived Assets

Vessels and equipment, vessels under construction and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Predecessor first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(n)	Goodwill and Intangibles

Goodwill is not amortized but is reviewed for impairment on annual basis or more frequently if impairment indicators are identified.

The Predecessor tests goodwill for impairment using a two-step analysis, with the option of performing a qualitative assessment before performing the first step of the two-step analysis, whereby the carrying value of the reporting unit is compared to its fair value in the first step. If the carrying value of the reporting unit is greater than its fair value, the second step is performed, where the implied fair value of goodwill is compared to its carrying value. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its fair value. The fair value is estimated using the net present value of discounted cash flows of the reporting unit. The Predecessor has only one reporting unit.

Other intangible assets represent contractual rights for charter contracts obtained in connection with a step acquisition that had favorable contractual terms relative to market as of the acquisition date. Contractual rights for charter contracts obtained in connection with a step acquisition that had unfavorable contractual terms are classified as contract liabilities in the combined carve-out balance sheet. The favorable and unfavorable contract rights are amortized to revenues over the period of the contract.

(o)	Debt Issuance Costs

Debt issuance costs, including fees, commissions and legal expenses, are deferred. Debt issuance costs of term loans are amortized over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

(p)	Derivative Instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying combined carve-out balance sheet and subsequently remeasured to fair value. The Predecessor does not apply hedge accounting to its derivative instruments. Changes in the fair value of the derivative instruments are recognized in earnings. Gains and losses from the Predecessor’s interest rate swaps related to long-term mortgage debt and foreign currency forward contracts are recorded in realized and unrealized gain (loss) on derivative instruments in the combined carve-out statements of operations. Cash flows related to interest rate swaps are presented as cash flows provided by operating activities and cash flows related to foreign currency forward contracts are presented as cash flows used in investing activities in the combined carve-out statements of cash flows.

(q)	Income Taxes

Historically, part of the Predecessor activities were subject to ordinary taxation and taxes were paid on taxable income (including operating income and net financial income and expense), while part of the activities were subject the Norwegian Tonnage Tax regime (“the tonnage tax regime”). Under the tonnage tax regime, the tax is based on the tonnage of the vessel and operating income is tax free. The net financial income and expense remains taxable as ordinary income tax for entities subject to the tonnage tax regime. Income taxes arising from the part of activities subject to ordinary taxation are included in income tax expense in the combined carve-out statement of operations. For the portion of activities subject to the tonnage tax regime, tonnage taxes are classified as vessel operating expenses while the current and deferred taxes arising on net financial income and expense are reflected as income tax expense in the combined carve-out statements of operations. The amount of tonnage tax included in operating expenses for the years ended December 31, 2011 and 2012 was $48 and $66, respectively.

The Predecessor accounts for deferred income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Predecessor’s assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.

Recognition of uncertain tax positions is dependent upon whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on U.S. GAAP guidance. The Predecessor recognizes interest and penalties related to uncertain tax positions in income tax expense.

(r)	Prepaid Charter and Deferred Revenue

Under terms of the time charters and bareboat charters, the customer pays for the month’s charter the first day of each month which is recorded as prepaid charter revenues. Deferred revenues for fees received from customers for customized equipment are classified as prepaid charter and deferred revenue for the current portion and as other long-term liabilities for the non-current portion.

(s)	Commitments, Contingencies and Insurance Proceeds

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. See Note 17 – Commitments and Contingencies.

Insurance claims for property damage for recoveries up to the amount of loss recognized are recorded when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss off-hire are considered gain contingencies, which are generally recognized when the proceeds are received.

(t)	Fair Value Measurements

The Predecessor utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Predecessor determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

(u)	Recently Issued Accounting Standards

Adoption of New Accounting Standards

In September 2011, the FASB issued ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment (“ASU 2011-08”). Under ASU 2011-08, an entity is permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments in ASU 2011-08 include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments in ASU 2011-08 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Predecessor adopted the provisions of ASU 2011-08 as of January 1, 2012. The adoption of ASU 2010-08 did not have an impact on the Predecessor’s combined carve out financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under International Financial Reporting Standards (“IFRS”) or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A public entity is required to apply ASU 2011-04 prospectively for interim and annual periods beginning after December 15, 2011. The Predecessor adopted the provisions of ASU 2011-08 as of January 1, 2012. The adoption of ASU 2011-04 did not have a material impact on the Predecessor’s combined carve-out financial statements.

New Accounting Standards not yet Adopted

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Predecessor will implement the provisions of ASU 2011-11 as of January 1, 2013. The Predecessor is evaluating the impact the adoption of ASU 2011-11 will have on disclosures in the financial statements of the Predecessor but does not expect it to have a material impact on the Predecessor’s combined carve-out financial statements.

(3)	Significant Risks and Uncertainties Including Business and Credit Concentrations

Each of the Vessels is employed under long-term fixed charters, which mitigates earnings risk. The Predecessor’s operational results are dependent on the world-wide market for shuttle tankers and timing of entrance into long-term charters. Market conditions for shipping activities are typically volatile and, as a consequence, the hire rates may vary from year to year. The market is mainly dependent upon two factors: the supply of vessels and the overall growth in the world economy. The general supply of vessels is a combination of newbuildings, demolition activity of older vessels and legislation that limits the use of older vessels or new standards for vessels used in specific trades.

As of December 31, 2012, all of the Predecessor’s Vessel crews, which are employed through Knutsen OAS Shipping AS, were represented by collective bargaining agreements that are renegotiated annually, or bi-annually.

The Predecessor did not incur any loss relating to its customers during the years ended December 31, 2011 and 2012.

The following table presents revenues and percentage of combined revenues for customers that accounted for more than 10% of the Predecessor’s combined revenues during the years ended December 31, 2011 and 2012. All of these customers are major international oil companies.

	Years Ended December 31,
	2011		2012
(US $ in thousands, except percentages)	$	%	$	%
Brazil Shipping I Limited, a subsidiary of BG Oil Services ltd	13,172	30	14,905	23
Fronape International Company, a subsidiary of Transpetro	14,540	33	24,980	38
Statoil ASA	14,096	32	22,193	34

The Predecessor has financial assets that expose it to credit risk arising from possible default by a counterparty. The Predecessor considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The maximum loss due to credit risk that the Predecessor would incur if counterparties failed completely to perform would be the carrying value of cash and cash equivalents, restricted cash and trade accounts receivable. The Predecessor, in the normal course of business, does not demand collateral from its counterparties.

(4)	Operating Leases

The time charters and bareboat charters of the Vessels to third parties are accounted for as operating leases. The minimum contractual future revenues to be received from time charters and bareboat charters as of December 31, 2012, were as follows:

(US $ in thousands)
2013	$51,463
2014	45,736
2015	45,956
2016	31,707
2017	23,701
2018 and thereafter	127,402

Total	$325,965

The Predecessor’s fleet as of December 31, 2012 consisted of:

•	the Fortaleza Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in March 2023 with Fronape International Company, a subsidiary of Petrobras Transporte S.A, or Transpetro;

•	the Recife Knutsen, a shuttle tanker built in 2011 that is currently operating under a bareboat charter that expires in August 2023 with Fronape International Company, a subsidiary of Transpetro;

•	the Bodil Knutsen, a shuttle tanker built in 2011 that is currently operating under a time charter that expires in May 2016 with Statoil ASA, with options to extend until May 2019; and

•	the Windsor Knutsen, a conventional oil tanker built in 2007 and retrofitted to shuttle tanker in 2011 that is currently operating under a time charter that expires in April 2013 with Brazil Shipping I Limited, a subsidiary of BG Oil Services Ltd., with options to extend until April 2016 (see Note 19 – Subsequent Events).

(5)	Segment Information

The Predecessor has not presented segment information as it considers its operations to occur in one reportable segment, the shuttle tanker market. During 2011 and 2012, the Predecessor’s fleet of four vessels operated under two time charters and two bareboat charters. See Note 3 – Significant Risks and Uncertainties Including Business and Credit Concentrations for revenues from customers accounting for over 10% of the Predecessor’s combined revenues. In both time charters and bareboat charters, the charterer, not the Predecessor, controls the choice of which trading areas the Predecessor’s vessel will serve. Accordingly, the Predecessor’s management, including the chief operating decision makers, do not evaluate performance according to geographical region.

(6)	Insurance Proceeds

In March 2012, the Windsor Knutsen damaged its propeller. As a result, the Vessel was off-hire from April 1, 2012 to June 24, 2012 for repairs. Under the Predecessor’s loss of hire policies, its insurer will pay the Predecessor the hire rate agreed in respect of each vessel for each day, in excess of 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. For the year ended December 31, 2012, the Predecessor received payments for loss of hire insurance of $3.6 million which was recorded as a component of total revenues since day rates are recovered under terms of the policy.

In addition, the Predecessor recorded $3.0 million for the year ended December 31, 2012 for probable recoveries up to the amount of loss under hull and machinery insurance for the repairs as a result of the propeller damage to the Windsor Knutsen. This is classified under vessel operating expense along with the cost of the repairs of $4.1 million for the period.

(7)	Finance Income (Expense)

(a)	Interest Expense

A reconciliation of total interest cost to interest expense as reported in the combined carve-out statements of operations for the years ended December 31, 2011 and 2012 is as follows:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Interest cost capitalized	$3,525	$—
Interest expense	9,650	13,471

Total interest cost	$13,175	$13,471

(b)	Other Finance Expense

The following table presents the other finance expense for the years ended December 31, 2011 and 2012:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Bank fees, charges and external guarantee costs	$918	$1,169
Related party guarantee commissions (note 16)	1,455	2,206
Related party financing service fee (note 16)	368	3

Total other finance expense	$2,741	$3,378

(8)	Derivative Instruments

The combined carve-out financial statements include the results of interest rate swap contracts to manage the Predecessor’s exposure related to changes in interest rates on its variable rate debt instruments and the results of foreign exchange forward contracts to manage its exposure related to changes in currency exchange rates on its contract obligations. The Predecessor does not apply hedge accounting for derivative instruments. The Predecessor does not speculate using derivative instruments.

By using derivative financial instruments to economically hedge exposures to changes in interest rates, the Predecessor exposes itself to credit risk and market risk. Derivative instruments that economically hedge exposures are used for risk management purposes, but these instruments are not designated as hedges for accounting purposes. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Predecessor, which creates credit risk for the Predecessor. When the fair value of a derivative contract is negative, the Predecessor owes the counterparty and, therefore, the Predecessor is not exposed to the counterparty’s credit risk in those circumstances. The Predecessor minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Predecessor do not contain credit risk related contingent features.

Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Predecessor assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.

The Predecessor has historically used variable interest rate mortgage debt to finance its vessel construction or conversions. The variable interest rate mortgage debt obligations expose the Predecessor to variability in interest payments due to changes in interest rates. The Predecessor believed that it was prudent to limit the variability of a portion of its interest payments. To meet this objective, the Predecessor entered into LIBOR based interest rate swap contracts to manage fluctuations in cash flow resulting from changes in the benchmark interest rate of LIBOR. These swaps change the variable rate cash flow exposure on the mortgage debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Predecessor received LIBOR based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt for the notional amount of its debt hedged. As of December 31, 2011 and 2012, the total notional amount of the Predecessor’s outstanding interest rate swap contracts that were entered into in order to hedge outstanding or forecasted debt obligations were $129,500 and $128,500, respectively. As of December 31, 2011 and 2012, the carrying amounts of the interest rate swaps contracts were liabilities of $27,331 and $27,880, respectively. See Note 9 – Fair Value Measurements.

Changes in the fair value of interest rate swaps are reported in realized and unrealized loss on derivative instruments in the same period in which the related interest affects earnings.

The Predecessor has also, from time to time, contracted vessels with contractual obligation to pay the yard in currencies other than the functional currency of U.S. Dollar of the vessel-owning Predecessor subsidiaries. Payments obligations in currencies other than U.S. Dollar expose the Predecessor to variability in currency exchange rates. The Predecessor believes that it is prudent to limit the variability of a portion of its currency exchange exposure. To meet this objective, the Predecessor entered into foreign exchange forward contracts to manage fluctuations in cash flows resulting from changes in the exchange rates towards the U.S. Dollar. The agreements change the variable exchange rate to fixed exchange rates at agreed dates. As of December 31, 2011 and 2012, there were no outstanding foreign exchange contracts.

The following table presents the realized and unrealized gains and losses that are recognized in earnings as net gain (loss) on foreign currency transactions for the years ended December 31, 2011 and 2012:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Realized gain (loss)
Interest rate swap contracts	$(5,738)	$(5,482)
Foreign exchange forward contracts	(828)	—

Unrealized gain (loss)
Interest rate swap contracts	(11,407)	(549)
Foreign exchange forward contracts	2,484	—

Total	$(15,489)	$(6,031)

(9)	Fair Value Measurements

(a)	Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Predecessor’s financial instruments as of December 31, 2011 and 2012. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31,
	2011		2012
(US $ in thousands)	Carrying Amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	$3,189	$3,189	$1,287	$1,287
Restricted cash	852	852	830	830
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	5,457	5,457	5,258	5,258
Non-current derivative liabilities:
Interest rate swap contracts	21,874	21,874	22,622	22,622
Long-term debt, current and non current	375,933	373,508	347,850	342,655

The carrying amounts shown in the table are included in the combined carve-out balance sheets under the indicated captions. The carrying values of trade accounts receivable, trade accounts payable and receivables/payables to owners and affiliates approximate their fair value.

The fair values of the financial instruments shown in the above table as of December 31, 2011 and 2012 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Predecessor’s own judgment about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Predecessor based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents and restricted cash: The fair value of the Predecessor’s cash balances approximate the carrying amounts due to the current nature of the amounts.

•	Interest rate swap contracts: The fair value of interest rate swaps is determined using an income approach using the following significant inputs: (1) the term of the swap (weighted average of 6.9 years and 5.9 years, respectively), (2) the notional amount of the swap (ranging from $10,000 to $20,000), discount rates interpolated based on relevant LIBOR swap curves; and (3) the rate on the fixed leg of the swap (rates ranging from 3.84% to 5.10%).

•	Long-term debt: With respect to long-term debt measurements, the Predecessor uses market interest rates and adjusts that rate for all necessary risks, including its own credit risk. In determining an appropriate spread to reflect its credit standing, the Predecessor considered interest rates currently offered to the KNOT group for similar debt instruments of comparable maturities by KNOT’s and the Predecessor’s bankers as well as other banks that regularly compete to provide financing to the Predecessor.

(b)	Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value or for which fair value is required to be disclosed) as of December 31, 2011 and 2012:

		Fair Value Measurements At Reporting Date Using
(US $ in thousands)	December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets:
Cash and cash equivalents	$3,189	$3,189	$—	$—
Restricted cash	852	852	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	5,457	—	5,457	—
Non-current derivative liabilities:
Interest rate swap contracts	21,874	—	21,874	—
Long-term debt, current and non current	373,508	—	373,508	—

		Fair Value Measurements At Reporting Date Using
(US $ in thousands)	December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets:
Cash and cash equivalents	$1,287	$1,287	$—	$—
Restricted cash	830	830	—	—
Financial liabilities:
Current derivative liabilities:
Interest rate swap contracts	5,258	—	5,258	—
Non-current derivative liabilities:
Interest rate swap contracts	22,622	—	22,622	—
Long-term debt, current and non current	342,655	—	342,655	—

The Predecessor’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2 or Level 3 for the years ended December 31, 2011 and 2012.

(10)	Current Assets

(a)	Trade Accounts Receivable

Trade accounts receivable are presented net of provisions for doubtful accounts. As of December 31, 2011 and 2012, there was no provision for doubtful accounts.

(b)	Other Current Assets

Other current assets consist of the following:

	December 31,
	2011	2012
(US $ in thousands)		(Restated)
Insurance claims for recoveries	$259	$1,000
Refund of value added tax	169	—
Prepaid expenses	442	191
Current portion of deferred debt issuance cost	982	982
Deferred incremental costs of MLP offering	—	1,078
Other receivable	—	208

Total other current assets	$1,852	$3,459

Deferred incremental cost of MLP offering include specific incremental costs directly attributable to the proposed offering of the Partnership units in the IPO, such as legal fees, auditor fees, printing costs, travel costs and similar items. These costs are deferred and will be charged against the gross proceeds of the offering at the close of the IPO.

(11)	Vessels and Equipment

(US $ in thousands)	Vessel & equipment	Vessels under construction	Accumulated depreciation	Net Vessels
Balance December 31, 2010	$112,935	$298,534	$(14,863)	$396,606

Additions	—	133,781	—	133,781
Drydock costs	3,739	—	—	3,739
Transfer from vessels under construction	432,315	(432,315)	—	—
Disposals	—	—	—	—
Depreciation	—	—	(16,229)	(16,229)

Balance December 31, 2011	$548,989	$—	$(31,092)	$517,897

Additions	52	—	—	52
Drydock costs	—	—	—	—
Transfer from vessels under construction	—	—	—	—
Disposals	(900)	—	900	—
Depreciation	—	—	(21,181)	(21,181)

Balance December 31, 2012	$548,141	$—	$(51,373)	$496,768

As of December 31, 2011 and 2012, Vessels with a book value of $517,897 and $496,768, respectively, are pledged as security held as a guarantee for the Predecessor’s long-term debt. See Note 14 Short-Term and Long-Term Debt.

Drydocking activity for the years ended December 31, 2011 and 2012, is summarized as follows:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Balance at the beginning of the year	$240	$3,228
Costs incurred for dry docking	3,739	—
Drydock amortization	(751)	(756)

Balance at the end of the year	$3,228	$2,472

(12)	Goodwill, Intangible Assets and Contract Liabilities

(a)	Goodwill

Goodwill arose in 2008 when TSSI acquired the remaining 50% interest in the majority of KNOT’s vessels, including the Windsor Knutsen and the three other Vessels of the Predecessor under construction, in a transaction that was accounted for as a step acquisition. See Note 2 (a) – Summary of Significant Accounting Policies: Basis of preparation for a discussion on the allocation method. The carrying amount of goodwill that was allocated to the Predecessor was $5,750 as of December 31, 2011 and 2012.

(b)	Intangible Assets and Contract Liabilities

The Predecessor’s identified finite-lived intangible assets associated with contractual rights for a charter contract of a Vessel obtained in connection with a step acquisition in 2008 that had favorable contractual terms relative to market as of the acquisition date. The finite-lived intangible assets of $533 were fully amortized as of December 31, 2010. In addition, as part of that transaction, unfavorable contractual rights for charter contracts of two of the Vessels that had unfavorable contractual terms. The unfavorable contract rights are amortized over the period of the contract to time charter and bareboat revenues as follows:

(US $ in thousands)	Balance as of December 31, 2010	Amortization for the year ended December 31, 2011	Balance as of December 31, 2011	Amortization for the year ended December 31, 2012	Balance as of December 31, 2012
Contract liabilities:
Unfavorable contract rights	$(18,215)	$868	$(17,347)	$1,518	$(15,829)

Total amortization income		868		1,518

Accumulated amortization for contract liabilities was $868 and $2,386 as of December 31, 2011 and 2012, respectively.

The amortization of contract liabilities that is classified under time charter and bareboat revenues on the combined carve-out income statement for the next five years is expected to be as follows:

	Amortization Schedule
(US $ in thousands)	2013	2014	2015	2016	2017 and thereafter
Contract liabilities:
Unfavorable contract rights	$(1,518)	$(1,518)	$(1,518)	$(1,518)	$(9,757)

(13)	Accrued Expenses

The following table presents accrued expenses as of December 31, 2011 and 2012:

	December 31,
(US $ in thousands)	2011	2012
Operating expenses	$629	$460
Interest expenses	1,186	1,045
Other finance expenses	331	298

Total accrued expenses	$2,146	$1,803

(14)	Short-term and Long-term Debt

Short-term debt was fully repaid as of December 31, 2011.

Two $10 Million Bridge Loan Facilities

In December 2007 and September 2008, KNOT’s subsidiary owning Bodil Knutsen, as the borrower, entered into two short-term $10 million unsecured bridge loan facilities with a syndicate of banks to fund the first and second installments on the construction of Bodil Knutsen. TSSI was the guarantor for the bridge loan facilities which were each repaid in 2011 from proceeds of the Bodil Facility. The bridge loan facilities paid interest at LIBOR plus a margin of 3%.

Long-term debt as of December 31, 2011 and 2012 consisted of the following:

		December 31,
(US $ in thousands)	Vessel	2011	2012
$160 million Loan facility	Fortaleza Knutsen & Recife Knutsen	$154,700	$144,100
$ 19 million Loan facility	Fortaleza Knutsen & Recife Knutsen	18,900	18,350
$120 million Loan facility	Bodil Knutsen	115,533	106,600
$ 85 million Loan facility	Windsor Knutsen	61,600	56,400
$ 27 million Loan facility	Windsor Knutsen	25,200	22,400

Total long-term debt		375,933	347,850

Less current installments		28,084	28,833

Long-term debt, excluding current installment		$347,849	$319,017

$160 Million Secured Loan Facility and $19 Million Secured Loan Facility

In December 2009, Knutsen Shuttle Tankers XII KS, as the borrower, entered into a $160 million senior secured loan facility and a $19 million junior secured loan facility with syndicates of banks to fund the installment payments on the construction of the Fortaleza Knutsen and the Recife Knutsen (collectively, the “Fortaleza and Recife Facilities”). The Fortaleza Knutsen, the Recife Knutsen, assignments of earnings, charterparty contracts and insurance proceeds, as well as certain cash accounts, have been pledged as first and second priority collateral for the Fortaleza and Recife Facilities.

TSSI was originally the guarantor for all outstanding amounts under the Fortaleza and Recife Facilities. In January 2012, KNOT entered into a guarantee agreement with the agent of the $160 million secured loan facility for the full amount of that loan. In addition, there was a request that the syndicate banks release TSSI from the existing guarantor agreement for the senior secured loan, which is pending. In September 2012, KNOT entered into a guarantee agreement and TSSI was released from the guarantee obligation for the $19 million junior secured loan for the full amount of that junior secured loan. As of December 31, 2012, KNOT is a guarantor for all outstanding amounts under the Fortaleza and Recife Facilities and TSSI remains a guarantor of the $160 million secured loan facility.

The $160 million senior secured loan facility includes two tranches. Each tranche is repayable in quarterly installments over five years with final balloon payments due at maturity of $54.9 million in March 2016 and $54.9 million in August 2016. The $160 million senior secured facility bears interest at floating London Interbank Offered Rate (“LIBOR”) plus a margin of 3.0%.

The $19 million junior secured loan facility includes two tranches. Each tranche is repayable in quarterly installments over five years with final balloon payments due at maturity of $5.5 million in March 2016 and $5.5 million in August 2016. The $19 million junior secured facility bears interest at LIBOR plus a margin of 4.5%.

The primary financial covenants as of December 31, 2012 are as follows:

•	Minimum liquidity of the borrower of $1 million;

•	Positive working capital of the borrower;

•	Minimum liquidity of $25 million for KNOT and of 4% of interest bearing debt for the KNOT Group;

•	Positive working capital of the KNOT Group;

•	Minimum book equity ratio for the KNOT Group of 19% in the period from December 31, 2012 until January 31, 2014, 22.5% in the period from February 1, 2014 until December 31, 2014 and 25% thereafter; and

•	EBITDA must exceed interest payable, any amount payable for the interest rate swaps and debt installments for the KNOT Group calculated on a four quarter rolling basis.

In addition, the following financial covenant applies to the $160 million senior secured loan facility as of December 31, 2012:

•	Value adjusted equity of TSSI, as guarantor, of at least one billion Norwegian kroner (“NOK”).

The covenants under the Fortaleza and Recife Facilities that are measured at the guarantor or KNOT Group level are not directly applicable to the Predecessor.

The borrower was not in compliance with the minimum liquidity and positive working capital covenants as of June 30, 2011. The borrower received a waiver of the covenants from the bank syndicates as of June 30, 2011. The borrower and the guarantor were in compliance with all covenants as of December 31, 2011. As of December 6, 2012 and December 7, 2012, waivers were obtained for the $160 million secured loan facility and $19 million secured loan facility, respectively, for KNOT Group’s compliance with the EBITDA covenant for all interim and annual periods from December 31, 2012 to January 31, 2014. In addition, the minimum book equity ratio for the KNOT Group was reduced from 22.5% to 19% for all interim and annual periods starting December 31, 2012 to January 31, 2014. Except for the EBITDA covenant covered by the waiver, the borrower, the guarantors and KNOT Group were in compliance with all covenants, as amended, as of December 31, 2012.

$120 Million Secured Loan Facility

In February 2011, KNOT’s subsidiary owning the Bodil Knutsen, as the borrower, entered into a $120 million senior secured loan facility with a syndicate of export credit agents and banks to fund the final installment on the construction of the Bodil Knutsen and to repay bridge financing incurred during construction (the “Bodil Facility”). The Bodil Knutsen, assignments of earnings, charterparty contracts and insurance proceeds have been pledged as collateral for the Bodil Facility. KNOT is the guarantor for all outstanding amounts under the Bodil Facility.

The Bodil Facility includes two tranches. One tranche is repayable in semi-annual installments over five years with a final balloon payment due at maturity of $42.7 million in February 2016. The second tranche is repayable in semi-annual installments over twelve years assuming the balloon payment of the first tranche is refinanced in 2016. If not, the second tranche becomes repayable with a final balloon payment due at maturity of $32.7 million in February 2016. The Bodil Facility bears interest at LIBOR plus a margin ranging from 0.6% to 3.0%.

The primary financial covenants as of December 31, 2012 are as follows:

•	Market value of the Bodil Knutsen must be no less than 100% of the outstanding balance under the Bodil Facility for the first 4 years and 120% for the 5th year;

•	Minimum liquidity of (i) $3 million for the borrower (ii) $25 million for KNOT and (iii) 4% of interest bearing debt for the KNOT Group;

•	Positive working capital of the borrower and of KNOT Group;

•	EBITDA must exceed interest payable, any amounts payable for the interest rate swaps and debt installments for the KNOT Group calculated on a four quarter rolling basis; and

•	Minimum book equity ratio for the KNOT Group of 19% in the period from December 31, 2012 until January 31, 2014, 22.5% in the period from February 1, 2014 until December 31, 2014 and 25% thereafter.

The covenants under the Bodil Facility are measured at the borrower, guarantor or KNOT Group level and are not directly applicable to the Predecessor.

The borrower and the guarantor were in compliance with the covenants as of December 31, 2011. However, the guarantor was not in compliance with the minimum liquidity covenant as of September 30, 2011, and the KNOT Group was not in compliance with the EBITDA covenant as of December 31, 2011. The borrower received a waiver from the bank syndicate for the guarantor’s liquidity covenant as of September 30, 2011 until December 31, 2011, at which time the guarantor was compliant with the covenant. As of December 3, 2012, a waiver was obtained for the Bodil Facility for KNOT Group’s compliance with the EBITDA covenant for all interim and annual periods from December 31, 2011 to January 31, 2014. In addition, the minimum book equity ratio for the KNOT Group was reduced from 22.5% to 19% for all interim and annual periods starting December 31, 2012 to January 31, 2014. Except for the EBITDA covenant covered by the waiver, the borrower, the guarantor and KNOT Group were in compliance with all covenants, as amended, as of December 31, 2012.

$85 Million Secured Loan Facility

In April 2007, KNOT’s subsidiary owning the Windsor Knutsen, as the borrower, entered into a $85 million senior secured loan facility with a bank to fund the purchase of the Windsor Knutsen (the “Windsor Purchase Facility”). The Windsor Knutsen, assignments of earnings, and insurance proceeds, as well as certain cash accounts, have been pledged as collateral for the loan facility. The Windsor Purchase Facility is repayable in semi-annual installments over eight years with a final balloon payment due at maturity of $43.4 million in May 2015. The Windsor Purchase Facility bears interest at LIBOR plus a margin of 0.82%.

The primary financial covenants as of December 31, 2012 are as follows:

•	Market value of the Windsor Knutsen may be no less than 110% of the aggregate outstanding balance of the Windsor Purchase Facility and Windsor Conversion Facility; and

•	Aggregate of cash and uncalled committed capital of a minimum of $5.2 million for the borrower.

The covenants under the Windsor Purchase Facility are measured at the borrower level and are not directly applicable to the Predecessor. The borrower was in compliance with all covenants as of December 31, 2011 and 2012.

$27.3 Million Secured Loan Facility

In February 2011, KNOT’s subsidiary owning the Windsor Knutsen, as the borrower, entered into a $27.3 million junior secured loan facility with a bank to fund the conversion of the Windsor Knutsen from a conventional oil tanker to a shuttle tanker (the “Windsor Conversion Facility”). The Windsor Knutsen, assignments of earnings, and insurance proceeds, as well as certain cash accounts for the Windsor Knutsen and a second vessel owned by the borrower have been pledged as second priority collateral for the Windsor Conversion Facility. KNOT is the guarantor for all outstanding amounts under the Windsor Conversion Facility.

The Windsor Conversion Facility is repayable in semi-annual installments over four years with a final balloon payment due at maturity of $16.8 million in May 2015. The Windsor Conversion Facility bears interest at LIBOR plus a margin of 3.75%.

The primary financial covenants as of December 31, 2012 are as follows:

•	Market value of the Windsor Knutsen may be no less than 110% of the aggregate outstanding balance of the Windsor Purchase Facility and Windsor Conversion Facility;

•	Minimum uncalled committed capital of NOK 45 million for the borrower;

•	Positive working capital of the KNOT Group;

•	Minimum free liquidity for the KNOT Group of 4% of interest bearing debt and $ 25 million for the guarantor;

•	EBITDA must exceed interest payable, any amounts payable for the interest rate swaps and debt installments for the KNOT Group calculated on a four quarter rolling basis; and

•	Minimum book equity ratio for the KNOT Group of 19% in the period from December 31, 2012 to January 31, 2014, 22.5% in the period from February 1, 2014 until December 31, 2014 and 25% thereafter.

These covenants are measured at the borrower, guarantor or KNOT Group level and are not directly applicable to the Predecessor.

The borrower and the guarantor were in compliance with all covenants as of December 31, 2011. However, the KNOT Group was not in compliance with the EBITDA covenant as of December 31, 2011. As of November 30, 2012, a waiver was obtained for the Windsor Conversion Facility for KNOT Group’s compliance with the EBITDA covenant for all interim and annual periods from December 31, 2011 to January 31, 2014. In addition, the minimum book equity ratio for the KNOT Group was reduced from 22.5% to 19% for all interim and annual periods starting December 31, 2012 to January 31, 2014. Except for the EBITDA covenant covered by the waiver, the borrower, the guarantor and KNOT Group were in compliance with all covenants, as amended, as of December 31, 2012.

The LIBOR interest rates for the individual loans do not include the effect of the Predecessor’s interest rate swaps. See Note 8 – Derivative Instruments and Note 9 – Fair Value Measurements.

The Predecessor does not have any unused commitments for long-term financing arrangements. Each of the Predecessor’s loan facilities contain cross-default provisions that would be triggered if KNOT or one of its subsidiaries defaults under their respective loan agreements. In addition, each of the Predecessor’s loan facilities contains material adverse change clauses that allow the lenders to accelerate debt repayments under conditions not objectively determinable. The Partnership intends to amend each of the loan facilities in connection with its IPO such that (1) subsidiaries of the Partnership will become the borrowers, where applicable, under the loan facilities, (2) the outstanding balances on certain of the loans will be reduced or fully repaid and (3) all loan facilities will be guaranteed solely by the Partnership and secured solely by the Partnership’s assets. In addition, following the amendments to the loan facilities, the cross default provisions will only relate to the Partnership’s loan facilities and not to the loan agreements of KNOT or other related parties.

The total outstanding debt as of December 31, 2012 is repayable as follows:

(US $ in thousands)
2013	$28,833
2014	29,683
2015	85,433
2016	173,567
2017 and thereafter	30,334

Total	$347,850

(15)	Income Taxes

(a)	Components of Current and Deferred Tax Expense (Benefit)

All of the loss from continuing operations before income taxes was taxable to Norway for the years ended December 31, 2011 and 2012 are all taxable to Norway as follows:

	Years Ended December 31,
	2011	2012
(US $ in thousands)		(Restated)
Income (loss) before income taxes	$(17,578)	$2,006

The significant components of current and deferred income tax expense (benefit) attributable to income from continuing operations for the years ended December 31, 2011 and 2012 are as follows:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Current tax expense	$—	$—
Deferred tax expense (benefit)	(1,240)	1,261

Income tax expense (benefit)	$(1,240)	$1,261

(b)	Tax Rate Reconciliation

Income taxes attributable to income or loss from continuing operations was an income tax benefit of $1,240 and an income tax expense of $1,261 for the years ended December 31, 2011 and 2012, respectively, and differed from the amounts computed by applying the Norwegian ordinary income tax rate of 28% to pretax net income as a result of the following:

	Years Ended December 31,
	2011	2012
(US $ in thousands)		(Restated)
Income tax expense (benefit) at Norwegian ordinary tax rate	$(4,922)	$562
Adjustments for amounts not taxable under tonnage tax regime	(125)	(3,154)
Adjustments due to permanent differences	103	2,228
Translation differences	(15)	(605)
Reduction in income tax benefit resulting from a change in valuation allowance	3,719	2,230
Income tax expense (benefit)	$(1,240)	$1,261

Effective tax rate	7%	63%

(c)	Components of Deferred Tax Assets and Liabilities:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2011 and 2012 are presented below.

	December 31,
(US $ in thousands)	2011	2012
Deferred tax assets:
Accrued guarantee commission	$93	$83
Contracts liabilities	830	814
Interest rate swaps	7,570	7,806
Prepaid charter and deferred revenue	—	49
Tax loss carry forward for ordinary tax	12,126	13,963
Financial loss carry forwards for tonnage tax	3,818	5,788

Total deferred tax assets	24,437	28,503
Less valuation allowance	(9,692)	(11,922)

Net deferred tax assets	14,745	16,581

Deferred tax liabilities:
Vessels and equipment	13,368	17,999
Long-term debt	2,434	1,003
Contract liabilities	35	9
Deferred debt issuance cost	454	377

Total deferred tax liabilities	16,291	19,388

Net deferred tax liabilities	$1,546	$2,807

The net deferred tax liability is classified in the combined carve-out balance sheet as follows:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Current deferred tax asset	$732	$290
Non-current deferred tax liabilities	(2,279)	(3,097)

Net deferred tax liabilities	$1,546	$2,807

Changes in the net deferred tax liabilities at December 31, 2011 and 2012 are presented below:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Net deferred tax liabilities at January 1	$2,787	$1,546
Change in temporary differences	4,018	2,257
Benefit of loss carried forward ordinary tax	(7,292)	(935)
Benefit of loss carried forward tonnage tax	(1,671)	(1,686)
Change in valuation allowance	3,719	2,230
Translation differences	(15)	(605)

Net deferred tax liabilities at December 31	$1,546	$2,807

A valuation allowance for deferred tax assets is recorded when it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized. The valuation allowances were $9,692 and $11,922, respectively, as of December 31, 2011 and 2012. The valuation allowances relate to the financial loss carry forwards and other deferred tax assets for tonnage tax that, in the judgment of the Predecessor, are not more-likely-than-not to be realized reflecting the Predecessor’s cumulative loss position for tonnage tax. In assessing the realizability of deferred tax assets, the Predecessor considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized taking into account all the positive and negative evidence available.

The tax loss carry forwards from ordinary taxation and financial loss carry forwards for tonnage tax have no expiration dates.

The Predecessor’s Norwegian income tax returns are subject to examination by Norwegian tax authorities going back ten years from 2012. The Predecessor had no unrecognized tax benefits as of December 31, 2011 and 2012. During the years ended December 31, 2011 and 2012, the Predecessor did not incur any interest or penalties on its tax returns.

(16)	Related Party Transactions

(a)	Related Parties

The Predecessor is owned 100% by KNOT. KNOT is owned 50% by TSSI and 50% by NYK. TSSI also controls 99% of Knutsen OAS Shipping AS (“KOAS”), which subcontracts services from Knutsen OAS Management AS, which served as the vessel management companies for KNOT and its subsidiaries until June 30, 2012. As of July 1, 2012, KNOT Management AS, a 100% owned subsidiary of KNOT, assumed responsibility for the commercial and technical management of the Vessels.

The Predecessor has been charged by KNOT, KOAS and TSSI for commercial services related to the charters, technical and operational support related to the operation of the Vessels, certain administrative costs and finance fees, as well as fees for shipyard supervision for Vessels under construction. Amounts included in the combined carve-out statements of operations or capitalized in the combined carve-out balance sheets as of and for the years ended December 31, 2011 and 2012 are as follows:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Statements of operations:
Time charter and bareboat revenues:
Commercial commission fee from KNOT to Vessels (I)	$544	$775
Operating expenses:
Technical and operational management fee from KOAS to Vessels (II)	742	436
Technical and operational management fee from KNOT to Vessels (II)	—	426
Administration fee from KNOT to Vessels (III)	52	359
Accounting service fee from KNOT to subsidiaries (IV)	8	17
IPO administration cost from KNOT to subsidiaries (V)	—	877
Finance income (expense):
Financing service fee from KNOT to Vessels (VI)	368	3
Interest expense charged from KNOT to subsidiaries (VII)	1,764	1,654
Guarantee commission from TSSI to Vessels (VIII)	860	818
Guarantee commission from KNOT to Vessels (VIII)	595	1,388

Total	$4,933	$6,753

	December 31,
	2011	2012
Balance sheets:
Vessels
New building supervision fee from KOAS to Vessels (IX)	$2,003	$—
Licensing of technology fees from KOAS to Vessel (X)	1,118	—
Interest capitalized charged from KNOT to subsidiaries (XI)	545	—

Total	$3,666	$—

I)	Commercial commission from KNOT to Vessels: KNOT provides commercial services related to negotiating and maintaining the charters. KNOT invoices a fixed percentage of revenue as a commercial commission for these services.
II)	Technical and operational management fee from KOAS and KNOT to Vessels: KOAS and KNOT provides technical and operational management of the vessels on time charter including crewing, purchasing, maintenance and other operational, bookkeeping and administrative support. For bareboat charters, KOAS provides bookkeeping and administrative support. KOAS invoices a fixed amount per day per vessel based upon providing either time charter or bareboat services. In addition, there is also a charge for 24 hour emergency response services provided by KOAS for all vessels managed by KOAS and KNOT. The direct cost for the response services is allocated to all vessels without a mark-up based upon the number of vessels in managed by KOAS and KNOT.
III)	Administration fee from KNOT to Vessels: Administration costs include the compensation and benefits of KNOT management and administrative staff as well as other general and administration expenses. The net administration costs were invoiced to vessels based upon the number of vessels in KNOT’s fleet. Net administration costs are total administration cost plus a 5% margin, reduced for the total fees for services delivered by the administration staffs (the accounting service fees (see IV) below) and the financing service fees (see (VI) below) and the estimated shareholder costs for KNOT which are not allocated. As such, the level of net administration costs as a basis for the allocation can vary from year to year based on the administration and financing services offered by KNOT to all the vessels in its fleet each year.
IV)	Accounting service fee from KNOT to subsidiaries: KNOT invoiced each subsidiary a fixed fee for the preparation of the statutory financial statements (including Knutsen Shuttle Tankers XII KS, which owns the Recife Knutsen and the Fortaleza Knutsen and Knutsen Shuttle Tankers XII AS). Such charges were allocated to the Bodil Knutsen and the Windsor Knutsen based on the number of vessels in the legal entity.
V)	IPO administration cost from KNOT to subsidiaries: In connection with the preparation of the financial statements and the prospectus for the IPO, KNOT has invoiced actual cost for internal resources, including salaries and administration cost, plus a 5% margin. Since the costs are not incremental cost directly attributable to the offering in the IPO, they are expensed as incurred.
VI)	Financing service fee from KNOT to Vessels: KNOT invoiced each vessel for a fixed percentage of the principal of any new loan facilities for vessel financing as compensation for the time and costs of loan negotiations with external banks.
VII)	Interest expense charged from KNOT to subsidiaries: KNOT invoiced interest expense (income) for any outstanding payables to (receivable from) owners and affiliates to the vessel owning subsidiaries (including Knutsen Shuttle Tankers XII KS, which owns the Recife Knutsen and the Fortaleza Knutsen and Knutsen Shuttle Tankers XII AS). Since payables to (receivables from) owners and affiliates are not tracked by vessel, balances based upon payments by owners to the shipyard were allocated to the Bodil Knutsen and the Windsor Knutsen (see Note 2(a) – Summary of Significant Accounting Policies: Basis of preparation, for a description of the allocation principles applied). Interest expense was allocated based upon the allocated payables to owners and affiliates and the historical interest rates charged.
VIII)	Guarantee commission from TSSI/KNOT to Vessels: TSSI and KNOT are guarantors for the Predecessor’s loan facilities (see Note 14 – Short-term and Long-term Debt and (b) Guarantees below). TSSI and KNOT invoice an annual commission to each of the Vessels as a fixed percentage of the outstanding balance as compensation for the guarantee.
IX)	New building supervision fee from KOAS to Vessels: KOAS charges a fixed fee for supervision of each vessel under construction that is invoiced on a straight-line basis over the period of construction. Such fees, along with direct and incremental supervision costs incurred, are capitalized as part of the Vessels under construction.
X)	Licensing of technology fees from TSSI to Vessel: TSSI has developed technology for a pollution prevention system that reduces VOC (volatile organic compounds) emissions into the air during loading and transit of the vessels, which was installed on the Vessels under construction. TSSI invoices a licensing fee for the technology which is capitalized as part of the Vessels under construction.
XI)	Interest capitalized charged from KNOT to subsidiaries: KNOT invoiced interest expense for outstanding payables to owners and affiliates to the vessel owning subsidiaries as explained in (VII) above. Such interest expense is capitalized for qualifying Vessels under construction.

(b)	Guarantees

TSSI has issued guarantees as security for charter parties entered into by the vessel owning subsidiaries. As of December 31, 2011, TSSI was also the guarantor for the Fortaleza and Recife Facilities. As of December 31, 2012, KNOT is a guarantor for the Fortaleza and Recife Facilities and TSSI also guarantees the $160 million secured loan facility. KNOT is also guarantor for the Bodil Facility as of December 31, 2011 and 2012.

(c)	Transactions with Management

The Predecessor had no Board of Directors, CEO or personnel during 2011 and 2012 and, accordingly, has paid no direct remuneration to any management or members of the Board of Directors. Trygve Seglem, the President and CEO of KNOT has received $312 and $427, respectively, in salary from KNOT Management AS during 2011 and 2012. He also controls Seglem Holding AS, which has a 100% equity interest of TSSI, which controls KOAS. TSSI owns 50% in KNOT. Trygve Seglem owns 70% of the equity interests in Seglem Holding AS, and each of his daughters, Synnøve Seglem and Jorunn Seglem, each owns 15% of the equity interests.

In 2011 and 2012, all remuneration and cost related to the members of the Board of Directors in KNOT was paid directly by the respective owners of KNOT.

NYK, which own 50% of KNOT, has management and administrative personnel on secondment to KNOT starting in March 2011. The cost for such services was $583 in 2011 and $639 in 2012. NYK has no other related party transactions with KNOT.

See this Note 16- Related Party Transactions Items III and IV for a discussion of the allocation principles for KNOT’s administrative costs, including management and administrative staff, included in the combined carve-out statements of operations.

(d)	Payable to Owners and Affiliates

The following table presents amounts payable to owners and affiliates as of December 31, 2011 and 2012:

	December 31,
(US $ in thousands)	2011	2012
KOAS	$252	$—
KNOT	33,765	12,423

Total	$34,017	$12,423

Amounts due to owners and affiliates are unsecured, and intended to be settled in the ordinary course of business. They primarily relate to financing of certain payments to shipyards, vessel management and other fees due to KNOT and KOAS. As of November 16, 2012, KNOT converted payable to owners and affiliates of $25,664 to equity.

(17)	Commitments and Contingencies

Claims and Legal Proceedings

In September, 2012, the Bodil Knutsen was involved in an accident which damaged a mooring at a port of call. There was no damage to the Vessel. The Predecessor accrued for the probable liability for the threatened claim for damages to the mooring for the year ended December 31, 2012. The probable liability is subject to revisions as additional information becomes available and insurance claims can be submitted when damage claims are received.

Under the Predecessor’s time charter agreements, claims to reduce hire payments can be made if the Vessel does not perform to certain specifications in the agreements. An accrual for a probable claim was recorded for the year ended December 31, 2012 which is subject to revisions.

The Predecessor is involved in various claims and legal actions from time to time arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Predecessor’s combined carve-out financial position, results of operations or cash flows.

Insurance

The Predecessor maintains insurance on all the Vessels to insure against marine and war risks, which include damage to or total loss of the Vessels, subject to deductible amounts which averages $150,000 per Vessel, and loss of hire. Under the loss of hire policies, the insurer will pay the hire rate agreed in respect of each Vessel for each day, in excess of a 14 deductible days, for the time that the Vessel is out of service as a result of damage, for a maximum of 180 days. In addition, the Predecessor maintains protection and indemnity insurance, which covers third-party legal liabilities arising in connection with the Vessel’s activities, including, among other things, the injury or death of third-party persons, loss or damage to cargo, claims arising from collisions with other vessels and other damage to other third-party property, including pollution arising from oil or other substances. This insurance is unlimited, except for pollution, which is limited to $1 billion per vessel per incident. The protection and indemnity insurance is maintained through a protection and indemnity association, and as a member of the association, the Predecessor may be required to pay amounts above budgeted premiums if the member claims exceed association reserves, subject to certain reinsured amounts. If the Predecessor experiences multiple claims each with individual deductibles, losses due to risks that are not insured or claims for insured risks that are not paid, it could have a material adverse effect on the Predecessor’s results of operations and financial condition.

(18)	Supplemental Cash Flow Information

The following supplemental information is provided related to the Combined Carve-Out Statements of Cash Flows for the years ended December 31, 2011 and 2012:

	Years Ended December 31,
(US $ in thousands)	2011	2012
Non-cash investing and financing activities:
Payable to owner and affiliates converted to equity	$—	$25,664
Supplemental cash flow information:
Interest paid	8,926	13,612
Income taxes paid	—	—

(19)	Subsequent Events

The Predecessor has evaluated subsequent events from the balance sheet date through February 28, 2013, the date at which the combined carve-out financial statements were available to be issued, and determined that there are no other items to disclose except as follows.

In January 2013, BG Oil Services Ltd declared its option to extend the Windsor Knutsen time charter contract for one year from April 19, 2013 to April 19, 2014. The charterers have remaining options to extend this charter for up to two additional one year periods until April 2016.

As of February 27, 2013, KNOT Shuttle Tankers AS had acquired the 100% ownership in KNOT Shuttle Tankers 12 AS, KNOT Shuttle Tankers 17 AS, KNOT Shuttle Tankers 18 AS and Knutsen Shuttle Tankers XII AS in a reorganization under common control. As of that date, KNOT Shuttle Tankers 12 AS owned a 90% ownership of Knutsen Shuttle Tankers XII KS, which owns the Fortaleza Knutsen and the Recife Knutsen. The remaining 10% ownership of Knutsen Shuttle Tankers XII KS is held by its general partner, Knutsen Shuttle Tankers XII AS. In addition, as of February 27, 2013, KNOT Shuttle Tankers 17 AS was the owner of the Bodil Knutsen and KNOT Shuttle Tankers 18 AS was the owner of the Windsor Knutsen.

(20)	Restatement of Previously Issued Combined Carve-Out Financial Statements

As previously announced in the earnings release of KNOT Offshore Partners LP (the “Partnership”) on August 26, 2013, the Partnership determined to restate the combined carve-out financial statements of KNOT Offshore Partners LP Predecessor as of and for the year ended December 31, 2012. The purpose of the restatement is to correct certain errors in accounting for expenses associated with the Partnership’s initial public offering (the “IPO”) and reflect on the combined carve-out statement of operations, in general and administrative expenses, such expenses that had previously been deferred and reflected as a reduction on the combined carve-out balance sheet in owner’s equity. The restatement had the effect of additional general and administrative expenses of approximately $3.439 million for the year ended December 31, 2012, resulting in a reduction of net income from $4.184 million previously reported to approximately $0.745 million as restated.

The effect of the restatements on the Combined Carve-Out Balance Sheets, Combined Carve-Out Statements of Operations, Combined Carve-Out Statements of Comprehensive Income (Loss), Combined Carve-Out Statements of Owner’s Equity and Combined Carve-Out Statements of Cash Flows are summarized below (condensed).

Combined Carve-Out Balance Sheets, As of December 31, 2012:

(In USD $ thousands)	2012 As Previously reported	Effect of Restatement	2012 As restated
Assets
Other current assets	6,898	(3,439)	3,459
Total current assets	9,945	(3,439)	6,506
Total assets	515,250	(3,439)	511,811

Liabilities and Stockholders’ Equity
Owner’s equity	100,633	(3,439)	97,194
Total liabilities and equity	515,250	(3,439)	511,811

Combined Carve-Out Statements of Operations, For the Year ended December 31, 2012:

(In USD $ thousands)	2012 As Previously reported	Effect of Restatement	2012 As restated
General and administrative expenses	1,395	3,439	4,834
Total operating expenses	35,576	3,439	39,015
Operating income	30,077	(3,439)	26,638
Income before income taxes	5,445	(3,439)	2,006
Net income	4,184	(3,439)	745

Combined Carve-Out Statements of Comprehensive Income (Loss), For the Year ended December 31, 2012:

(In USD $ thousands)	2012 As Previously reported	Effect of Restatement	2012 As restated
Net income	4,184	(3,439)	745
Comprehensive income	4,184	(3,439)	745

Combined Carve-Out Statements of Owner’s Equity, For the Year ended December 31, 2012:

(In USD $ thousands)	2012 As Previously reported	Effect of Restatement	2012 As restated
Net income	4,184	(3,439)	745
Balance at December 31, 2012	100,633	(3,439)	97,194

Combined Carve-Out Statements of Cash Flows, For the Year ended December 31, 2012:

(In USD $ thousands)	2012 As Previously reported	Effect of Restatement	2012 As restated
Cash flows provided by operating activities:
Net income	4,184	(3,439)	745
Changes in operating assets and liabilities
Increase in other current assets	(5,048)	3,439	(1,609)